SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 1-07294

KUBOTA CORPORATION

(Translation of registrant’s name into English)

2-47, Shikitsuhigashi 1-chome, Naniwa-ku, Osaka, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Resolution of the Ordinary General Meeting of Shareholders (Friday, June 18, 2010)

June 18, 2010

To: Shareholders

Yasuo Masumoto Representative Director, President & CEO KUBOTA Corporation 2-47, Shikitsuhigashi 1-chome, Naniwa-ku Osaka

Resolution of the Ordinary General Meeting of Shareholders

We take pleasure in informing you that the followings were duly reported and resolved at the 120th Ordinary General Meeting of Shareholders held on June 18, 2010.

Matters reported:

1.	Business report for the 120th period (from April 1, 2009 to March 31, 2010), the consolidated financial statements and the non-consolidated financial statements for the 120th period

2.	The results of the audits of the consolidated financial statements by the Independent Auditors and by the Board of Corporate Auditors

Matters resolved:

1st Subject: Matters concerning election of 8 Directors

The above proposal was approved and passed as proposed.

Eight persons, namely Messrs. Yasuo Masumoto, Daisuke Hatakake, Moriya Hayashi, Hirokazu Nara, Tetsuji Tomita, Satoru Sakamoto, Yuzuru Mizuno and Kan Trakulhoon were re-elected.

Messrs. Yuzuru Mizuno and Kan Trakulhoon are outside Directors.

2nd Subject: Matters concerning bonus payments for Directors

The proposal concerning payments of ¥ 46.7 million of bonuses for six Directors (excluding outside Directors) was approved and passed as proposed.

End of document

Directors and Corporate Auditors (as of June 18, 2010)

Directors

1	Representative Director, President & CEO	Yasuo Masumoto
2	Chairman of the Board of Directors	Daisuke Hatakake
3	Vice Chairman of the Board of Directors	Moriya Hayashi
4	Representative Director and Senior Managing Executive Officer	Hirokazu Nara
5	Representative Director and Senior Managing Executive Officer	Tetsuji Tomita
6	Director and Managing Executive Officer	Satoru Sakamoto
7	Director	Yuzuru Mizuno
8	Director	Kan Trakulhoon

Corporate Auditors

1	Corporate Auditor	Yoshiharu Nishiguchi
2	Corporate Auditor	Toshihiro Fukuda
3	Corporate Auditor	Masao Morishita
4	Corporate Auditor	Yoshio Suekawa
5	Corporate Auditor	Masanobu Wakabayashi
Executive Officers (as of June 18, 2010)
1	Senior Managing Executive Officer	Eisaku Shinohara
2	Managing Executive Officer	Nobuyuki Toshikuni
3	Managing Executive Officer	Masayoshi Kitaoka
4	Managing Executive Officer	Masatoshi Kimata
5	Managing Executive Officer	Nobuyo Shioji
6	Managing Executive Officer	Takeshi Torigoe
7	Managing Executive Officer	Hideki Iwabu
8	Managing Executive Officer	Katsuyuki Iwana
9	Executive Officer	Takashi Yoshii
10	Executive Officer	Kohkichi Uji
11	Executive Officer	Toshihiro Kubo
12	Executive Officer	Kenshiro Ogawa
13	Executive Officer	Tetsu Fukui
14	Executive Officer	Satoshi Iida
15	Executive Officer	Shigeru Kimura
16	Executive Officer	Masakazu Tanaka
17	Executive Officer	Taichi Itoh
18	Executive Officer	Yujiro Kimura
19	Executive Officer	Shinji Sasaki
20	Executive Officer	Hiroshi Matsuki
21	Executive Officer	Yuichi Kitao
22	Executive Officer	Kunio Suwa
23	Executive Officer	Toshihiko Kurosawa
24	Executive Officer	Hiroshi Kawakami

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KUBOTA CORPORATION

Date: June 18, 2010	By:	/s/ Shigeru Kimura
	Name:	Shigeru Kimura
	Title:	Executive Officer General Manager of Finance & Accounting Department